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                                                                     EXHIBIT 8.2

Date       , 2000

First Community Bancorp,
6110 El Tordo
Rancho Santa Fe, California 92067

Ladies and Gentlemen:

   We have acted as counsel to First Community Bancorp, a California corporation ("Parent"), in connection with the planned merger of FCBD Merger Sub, a California corporation ("Merger Sub"), with and into First Community Bank of the Desert, a California corporation (the "Company"), pursuant to the Agreement and Plan of Merger dated as of October 22, 1999 by and among Parent, Rancho Santa Fe National Bank and the Company (the "Merger Agreement"). All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Merger Agreement.

   For purposes of this opinion, we have reviewed the Merger Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent that: (i) the Merger will be completed in the manner set forth in the Merger Agreement and in the Registration Statement on Form S-4 of Parent, including the Proxy Statement of the Company and the Prospectus of Parent contained therein, and (ii) the representations contained in the letters of representation from Parent and the
Company to us both dated [Date      ], 2000, will be true and complete at the
Effective Time.

   Based upon and subject to the forgoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion, under presently applicable United States Federal income tax law that:

   (1) The Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");
and

   (2) The Parent and the Company will be parties to that reorganization within the meaning of Section 368(b) of the Code.

                                          Very truly yours,